Exhibit (e)(I)

CureVac N.V. ▪ Friedrich-Miescher-Str. 15 ▪ 72076 Tübingen, Germany	CureVac N.V.
Dr. Alexander Zehnder
CEO

Dr. Malte Greune	Page 1
October 21, 2025

Form of
Re:	Transaction Retention Award

Dear Malte,

In connection with the transactions contemplated by the Purchase Agreement entered into between BioNTech SE (“BioNTech”) and CureVac N.V. (“CureVac”), dated as of June 12, 2025 (the “Purchase Agreement”), CureVac N.V. (“Employer”) is pleased to inform you of your eligibility for a transaction retention award, subject to the terms of this letter. Capitalized terms used in this letter have the meanings set forth in the Purchase Agreement (a copy of which can be found here).

Your transaction retention award will be granted to you in the form of restricted stock units (“RSUs”) under BioNTech’s 2024 Non-North America Employee Participation Plan (the “Plan”). The RSUs that will be granted to you will have a grant date value equal to $ 1,076,450, and the number of such RSUs will be determined by dividing such grant date value by the Buyer ADS VWAP. For the avoidance of doubt, you have no claims under this letter other than a right to receive the RSUs in accordance with the terms herein. The RSUs are expected to be granted at the earliest trading window following Closing in accordance with the BioNTech Insider Trading Policy, but in no event will the RSUs be granted to you more than 10 business days following the Closing. The RSUs will vest based on the terms set forth on Appendix A and vested RSUs will be settled in BioNTech ADSs, which will be deposited in your custody account on file with BioNTech. The RSUs will be subject to all of the terms and conditions of the Plan and applicable RSU award agreement. The RSUs are subject to all applicable tax and social security withholdings and payments in accordance with the terms of the Plan and the applicable RSU award agreement.

CureVac N.V. Friedrich-Miescher-Strasse 15 72076 Tübingen, Germany T +49 7071 9883-0 info@curevac.com www.curevac.com	Management Board Dr. Alexander Zehnder, Axel Malkomes, Dr. Malte Greune, Dr. Myriam Mendila, Thaminda Ramanayake Chairman of the Supervisory Board Jean Stéphenne	Registered Seat Amsterdam, The Netherlands KvK/CCI: 77798031 0000 RSIN: 861149336 Tax No. Tax No.: DE 86111/81760 VAT-ID: DE 331 527 925	Bank Details Baden-Württembergische Bank, Stuttgart EUR IBAN: DE14 6005 0101 0008 6900 34 USD IBAN: DE22 6005 0101 7482 2231 85 SWIFT/BIC: SOLADEST600 LEI 724500BUT8GAG9LMYN56

You must continuously provide services to CureVac or its subsidiaries as an employee or managing director through the Closing and the grant date in order to receive the RSUs. For the avoidance of doubt, you will not be required to provide services as an employee or managing director through the date the RSUs vest or settle in order to receive the BioNTech ADSs in settlement of the vested RSUs. If the Closing does not occur for any reason, or if you are not providing services as an employee or managing director to CureVac and its subsidiaries as of the grant date, you will forfeit any right to receive the RSUs.

We would like to take this opportunity to thank you for your dedication to CureVac.

Sincerely,

CureVac N.V.

Dr. Alexander Zehnder
CEO

BioNTech SE

Name:	Name:
Title:	Title:

Acknowledged & Agreed:

Dr. Malte Greune

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Appendix A

Vesting Terms Applicable to the RSUs

•	RSUs with a grant date value equal to $ 646,450 will be fully vested as of the date of grant.

•	The remaining RSUs with a grant date value equal to $ 430,000 (the “Conditional RSUs”) will vest in accordance with the following terms:

o	If the Audit Resolution (as defined below) occurs prior to the Expiration Date (as defined below) and results in a repayment of less than €30 million, then 100% of the Conditional RSUs will vest as of the date of such Audit Resolution;

o	If the Audit Resolution occurs prior to the Expiration Date and results in a repayment of €30 million or more but equal to or less than €50 million, then the percentage of Conditional RSUs that will vest will be determined based on straight line interpolation, as determined by the administrator of the Plan in its sole discretion, and any Conditional RSUs that do not vest will be immediately forfeited as of the date of such Audit Resolution for no consideration. For the avoidance of doubt, the number of RSUs that shall vest based on straight line interpolation shall be equal to the product of: (i) the number of Conditional RSUs multiplied by (ii) the number equal to one (1) minus the Specified Amount, where the Specified Amount is equal to the excess of the repayment amount over €30 million, and then divided by €20 million;

o	If the Audit Resolution occurs prior to the Expiration Date and results in a repayment of more than €50 million, none of the Conditional RSUs will vest and all Conditional RSUs will be immediately forfeited as of the date of such Audit Resolution for no consideration; and

o	If the Audit Resolution does not occur prior to the Expiration Date, none of the Conditional RSUs will vest and all Conditional RSUs will be immediately forfeited as of the Expiration Date for no consideration.

“Audit Resolution” means the final and binding resolution of the audit carried out in relation to the advance purchase agreement entered into between CureVac N.V. and the European Commission on 30 November 2020, including the exhaustion of all legal remedies and covering all claims arising from or in connection with the audit, such that no further appeal or other legal recourse is possible.

“Expiration Date” means the tenth anniversary of the date of grant.

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